SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2006

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

July 7th 2006

JUNE 2006 TRAFFIC

Passenger activity

•	7.1% increase in traffic and a 0.9-point improvement in the load factor to 82.4%

•	Further increase in unit revenue

Cargo activity up 4.6%

Passenger operations

In June, levels of activity at Air France-KLM remained strong, with traffic rising 7.1% on 5.8% higher capacity. The load factor reached 82.4%, a 0.9-point improvement. The Group carried 6.6 million passengers, up 5.9%.

In line with previous months, the strength of traffic, particularly in the premium segment, as well as the rise in yield in the economy segment, enabled the Group to post a significant increase in the unit revenue per available seat kilometer.

-	On the Americas, the load factor reached the very high level of 90.3% (up 2.0 points), with traffic increasing by 6.2% on 3.9% higher capacity.

-	Asian routes also recorded a good performance with the load factor improving by 1.8 points to 86.3%, as traffic rose 13.5% on 11.1% higher capacity.

-	On the Africa & Middle-East network, activity remained buoyant with traffic up 8.5%. As capacity increased by 11.6%, the load factor slipped 2.1 points to 74.1%.

-	On the Caribbean & Indian Ocean sector, capacity was reduced by 4.0% while traffic was down 4.1%. The load factor remained stable at 75.9%.

-	On the European network, traffic increased by 6.8% on 5.3% higher capacity. The load factor reached 76.2%, up 1.0 point.

Cargo operations

In June, cargo traffic increased by 4.6% on 3.7% higher capacity. The cargo load factor improved by 0.6 points to 65.3%.

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Fabrice Andriveau – +33 (0)1 41 56 72 59 – faandriveau@airfrance.fr

STATISTICS

Passenger activity (in millions)

	June			Cumulative
Total Group	2006	2005	%	2006-07	2005-06%
Passengers carried (000s)	6,600	6,234	5.9%	19,050	17,951	6.1%
Revenue pax-kilometers (RPK)	16,923	15,806	7.1%	49,596	46,045	7.7%
Available seat-kilometers (ASK)	20,529	19,395	5.8%	60,841	57,938	5.0%
Load factor (%)	82.4%	81.5%	0.9	81.5%	79.5%	2.0

Europe (including France)
Passengers carried (000s)	4,736	4,496	5.3%	13,577	12,902	5.2%
Revenue pax-kilometers (RPK)	3,697	3,463	6.8%	10,659	9,978	6.8%
Available seat-kilometers (ASK)	4,852	4,606	5.3%	14,404	13,800	4.4%
Load factor (%)	76.2%	75.2%	1.0	74.0%	72.3%	1.7

America (North and South)
Passengers carried (000s)	815	768	6.2%	2,280	2,132	7.0%
Revenue pax-kilometers (RPK)	5,913	5,568	6.2%	16,638	15,578	6.8%
Available seat-kilometers (ASK)	6,547	6,302	3.9%	18,747	18,199	3.0%
Load factor (%)	90.3%	88.4%	2.0	88.7%	85.6%	3.1

Asia / Pacific
Passengers carried (000s)	420	366	14.9%	1,253	1,074	16.6%
Revenue pax-kilometers (RPK)	3,640	3,208	13.5%	10,872	9,478	14.7%
Available seat-kilometers (ASK)	4,219	3,798	11.1%	12,662	11,440	10.7%
Load factor (%)	86.3%	84.5%	1.8	85.9%	82.8%	3.0

Africa / Middle East
Passengers carried (000s)	418	388	7.8%	1,238	1,129	9.7%
Revenue pax-kilometers (RPK)	2,170	2,000	8.5%	6,399	5,804	10.2%
Available seat-kilometers (ASK)	2,929	2,624	11.6%	8,693	7,877	10.4%
Load factor (%)	74.1%	76.2%	(2.1)	73.6%	73.7%	(0.1)

Caribbean / Indian Ocean
Passengers carried (000s)	210	216	(3.1)%	702	715	(1.8)%
Revenue pax-kilometers (RPK)	1,503	1,567	(4.1)%	5,028	5,207	(3.4)%
Available seat-kilometers (ASK)	1,982	2,065	(4.0)%	6,334	6,622	(4.4)%
Load factor (%)	75.9%	75.9%	(0.0)	79.4%	78.6%	0.8
Cargo operations (in millions)
	June			Cumulative
Total Group	2006	2005	%	2006-07	2005-06%
Revenue tonne-km (RTK)	905	865	4.6%	2,730	2,633	3.7%
Available tonne-km (ATK)	1386	1337	3.7%	4,125	4,021	2.6%
Load factor (%)	65.3%	64.7%	0.6	66.2%	65.5%	0.7

Europe (including France)
Revenue tonne-km (RTK)	7	7	(3.9)%	20	22	(7.7)%
Available tonne-km (ATK)	48	49	(2.6)%	142	145	(2.2)%
Load factor (%)	14.2%	14.4%	(0.2)	14.2%	15.0%	(0.8)

America (North & South)
Revenue tonne-km (RTK)	308	300	2.6%	908	915	(0.7)%
Available tonne-km (ATK)	465	478	(2.6)%	1,368	1,418	(3.5)%
Load factor (%)	66.2%	62.8%	3.4	66.4%	64.5%	1.9

Asia / Pacific
Revenue tonne-km (RTK)	448	438	2.3%	1,369	1,321	3.7%
Available tonne-km (ATK)	648	597	8.6%	1,933	1,807	7.0%
Load factor (%)	69.2%	73.5%	(4.3)	70.9%	73.1%	(2.3)

Africa / Middle East
Revenue tonne-km (RTK)	94	77	22.0%	283	233	21.6%
Available tonne-km (ATK)	147	131	12.8%	446	388	14.9%
Load factor (%)	63.6%	58.8%	4.8	63.4%	59.9%	3.5

Caribbean / Indian Ocean
Revenue tonne-km (RTK)	48	43	12.7%	149	143	4.0%
Available tonne-km (ATK)	78	82	(5.5)%	236	263	(10.2)%
Load factor (%)	61.5%	51.6%	9.9	63.1%	54.5%	8.6

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Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements. which include. but are not limited to. statements concerning the financial condition. results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks. uncertainties and other factors. many of which are outside of Air France-KLM’s control and are difficult to predict. that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including. among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers. suppliers and strategic partners; increases in aircraft fuel prices; and other economic. business. competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings. including its Annual Reports on Form 20-F for the year ended March 31. 2005. Air France-KLM undertakes no obligation to update or revise any forward-looking statement. whether as a result of new information. future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: July 7, 2006	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations